LIMITED POWER OF ATTORNEY

The undersigned hereby makes, constitutes, and appoints Gilbert J. Bradshaw, as its true and lawful attorney-in-facts, with full power and authority to:

(1) file a Schedule 13G, including amendments thereto, in accordance with the Securities Act of 1933, and any other required SEC filings on behalf of the undersigned; and

(2) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact: full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, with full power of substitution, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the undersigned assuming, any of the undersigned's responsibilities to comply with the laws and regulations of the United States of America or any applicable state law.

The Limited Power of Attorney shall remain in full force and effect for the period of three years, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of the date set forth below.

ELATAM GROUP PTY LTD ATF ELATAM FAMILY TRUST

08/04/26

By: *Shahrazad Elatam*

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Date

Name: Shahrazad Elatam